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Exhibit 99.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and six months ended August 31, 2013. This MD&A is dated October 9, 2013 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three and six months ended August 31, 2013 and the Annual Information Form for the year ended February 28, 2013 (the "AIF") which is available at www.sedar.com (SEDAR) and at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2013.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in US dollars ("USD"). The information contained herein is dated as of October 9, 2013 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to the results of the acquisition by us of the microwave transport business of Nokia Siemens Networks (now Nokia Solutions and Networks)("NSN"), our expectations with respect to end-customer demand for our products, our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our ability to successfully complete and integrate acquisitions of products or businesses, including the ongoing integration of NSN's microwave transport business, into our existing product lines and businesses and other risks associated with acquisitions;

  •
  our reliance on NSN and our ability to maintain and grow our relationship as a preferred strategic supplier to NSN;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our dependence on our ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  our dependence on establishing and maintaining relationships with channel partners;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  our exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  a lengthy and variable sales cycle;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares and being a public company.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of NSN and our renewed operational framework with NSN announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework with NSN on April 10, 2013, including sales growth from NSN as a result of the renewed framework; and

  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from NSN, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to NSN, identified by Nokia Corporation, its controlling parent, are set out in Nokia Corporation's annual report on Form 20-F for the fiscal year ended December 31, 2012 under item 3D "Risk Factors".

        Also see the discussion under "Liquidity and Capital Resources—Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed Annual Information Form. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Six Months Ended
	August 31, 2013	August 31, 2012	August 31, 2011	August 31, 2013	August 31, 2012	August 31, 2011
REVENUE	25,453	44,157	13,627	49,985	57,131	24,676
Cost of sales	22,659	37,414	7,852	44,371	46,255	14,257

Gross profit	2,794	6,743	5,775	5,614	10,876	10,419

	11%	15%	42%	11%	19%	42%
EXPENSES
Research and development	4,783	12,139	6,105	10,085	16,538	12,371
Selling and marketing	3,175	4,357	3,849	6,557	8,015	7,929
General and administrative	4,433	8,513	3,717	9,181	13,783	7,680
Government assistance	—	—	(287)	—	—	(637)

	12,391	25,009	13,384	25,823	38,336	27,343

Income (loss) before other items	(9,597)	(18,266)	(7,609)	(20,209)	(27,460)	(16,924)
Amortization of intangible assets	(437)	(1,199)	(622)	(996)	(1,741)	(1,209)
Accretion expense	(56)	(30)	(276)	(121)	(52)	(552)
Restructuring expense	—	—	—	—	(798)	—
Interest income/(expense)	(380)	(740)	108	(918)	(711)	231
Impairment of intangible assets	—	(1,148)	(8,315)	—	(4,017)	(8,315)
Gain on change in estimate	342	352	13,161	342	1,542	13,161
Gain on contact amendment	—	—	—	5,285	—	—
Gain on purchase of business	—	19,397	—	—	19,397	—
Foreign exchange gain (loss)	(397)	462	(36)	(495)	(541)	84

Net Income (Loss) befire income taxes	(10,525)	(1,172)	(3,589)	(17,112)	(14,381)	(13,524)
Income tax expense (recovery)	76	—	(1,310)	168	(572)	(1,301)

Net Income (Loss)	(10,601)	(1,172)	(2,279)	(17,280)	(13,809)	(12,223)
Net Loss Attributable to Non-Controlling Interest	92	50	73	146	108	127

Net Income (Loss) applicable to shareholders	(10,509)	(1,122)	(2,206)	(17,134)	(13,701)	(12,096)

Basic income (loss) per share	(0.28)	(0.03)	(0.06)	(0.45)	(0.37)	(0.34)
Diluted income (loss) per share	(0.28)	(0.03)	(0.06)	(0.45)	(0.37)	(0.34)
Basic weighted average shares outstanding	38,112,887	37,992,859	35,494,976	38,086,403	36,962,103	35,462,012
Diluted weighted average shares outstanding	38,112,887	37,992,859	35,494,976	38,086,403	36,962,103	35,462,012

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The changes in the results between fiscal years 2014, 2013 and 2012 can be attributed to a number of factors including:

  1)
  The revenue growth between fiscal year 2014 and fiscal year 2012 is attributable to our strategic partnership with NSN and the related business volumes resulting from this arrangement. Sales to NSN in the second quarter of fiscal year 2014 have declined relative to the second quarter of fiscal 2013.

  2)
  Gross profit was negatively impacted in fiscal year 2014 by the predominance of Original Equipment Manufacturer (OEM) related revenue which has higher volume discounts and therefore lower prices than sales through other channels.

  3)
  Operating expenses have decreased relative to fiscal year 2013 because of both changes to the services agreements with NSN, and internal restructuring. Expenses have decreased relative to fiscal year 2012 primarily as a result of internal restructuring which saw the closure of our Israeli design centre and a reduction of staff in Ottawa.

Consolidated Balance Sheet Data:

	As at, August 31 2013	As at February 28, 2013
Assets:
Cash and cash equivalents and restricted cash	9,826	22,959
Trade receivables	20,832	35,452
Inventory	32,917	32,722
Contingent receivable	—	13,843
Other Assets	5,672	6,146

Total Current Assets	69,247	111,122

Long Term Assets	19,974	23,872

Total Assets	89,221	134,994

Liabilities:
Accounts Payable & Accrued Liabilities	30,964	56,962
Debt facility	15,000	15,000
Other Short Term Liabilities	3,599	4,669

Total Short Term Liabilities	49,563	76,631

Long Term Liabilities	693	2,753

Total Liabilities	50,256	79,384

Total Equity	38,965	55,610

Total Liabilities and Shareholder's equity	89,221	134,994

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes thereto.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the project nature of the network installations of our end-customers including through NSN. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives. Operating results may not follow past trends for other reasons, including the repercussions of our strategic decisions with respect to, among other things, acquisitions of complementary products or businesses.

	FY12		FY13				FY14
	Nov 30 2011	Feb 29 2012	May 31 2012	Aug 31 2012	Nov 30 2012	Feb 28 2013	May 31 2013	Aug 31 2013

Revenue	11,830	9,150	12,974	44,157	38,452	28,294	24,532	25,453
Gross Profit	4,838	1,144	4,133	6,743	7,138	1,487	2,820	2,794
Gross Profit %	41%	13%	32%	15%	19%	5%	11%	11%
Operating Expenses	13,893	13,720	13,327	25,009	19,922	18,451	13,432	12,391
Income (loss) before other items	(9,055)	(12,576)	(9,194)	(18,266)	(12,784)	(16,964)	(10,612)	(9,597)
Net income (loss) for the period	(8,058)	(13,415)	(12,637)	(1,172)	(13,936)	(27,262)	(6,679)	(10,601)
Net income (loss) per share
Basic	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)	(0.71)	(0.17)	(0.28)
Diluted	(0.23)	(0.38)	(0.35)	(0.03)	(0.36)	(0.71)	(0.17)	(0.28)
Weighted average number of shares outstanding
Basic	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222	38,043,594	38,059,919	38,112,887
Diluted	35,542,247	35,573,810	35,931,347	37,992,859	38,033,222	38,043,594	38,059,919	38,112,887
Total Assets	134,128	120,121	109,616	164,099	152,433	134,994	104,254	89,221

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point- to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        Key points on our results of operations for the second quarter ended August 31, 2013 when comparing those results to the same period in the previous fiscal year include the following:

  •
  When compared to the same quarter in the previous fiscal year, revenue decreased by $18.7 million. The primary factors contributing to the revenue changes are:

  •
  Sales through the NSN sales channel have decreased by $18.2 million

  •
  Decreases in sales through a US distributor and other minor changes to the timing of sales to existing customers accounted for a further $0.5 million decrease

  •
  Gross profit percentage decreased to 11% in the second quarter of fiscal year 2014 from 15% in the second quarter in the previous fiscal year. The decrease is the result of the changes in product mix between the two fiscal periods.

  •
  Operating expenses decreased relative to the same three and six month periods in the previous year as a result of the following factors:

Changes in Operating Expenses (USD millions)	Q2	Year to Date
FY2014	12.4	25.8
FY2013	25.0	38.3

Difference	(12.6)	(12.5)

Reduction in NSN Italian and Transitional Services Agreements & NSN Lease "holiday" amortization	(7.4)	(7.4)
Israeli Design Centre closed in FY2013	(0.9)	(2.3)
Lower staffing levels primarily in Ottawa	(0.9)	(2.6)
Commission and variable compensation	(0.7)	(0.8)
Travel Costs	(0.6)	(0.6)
Professional services spending; including on setting up new Contract Manufacturers (CMs)	(1.4)	(1.5)
Depreciation, material spending & other	(0.7)	0.5
New China design centre—begin to provide services in Q2, FY2012		2.2

	(12.6)	(12.5)

  •
  The results of operations for the six months ended August 31, 2013 include a gain on contract amendment of $5.3 million associated with revised contract terms with NSN. See "Acquisition of NSN's Microwave Transport Business—Gain on Contract Calculation".

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Other items affecting our second quarter included a $0.4 million (year to date FY2014—$1.0 million) amortization of an intangible asset charge and a $0.4 million interest expense charge (year to date FY2014—$0.9 million) on our line of credit. Other gains and expenses had a net impact of $0.1 million on our net loss (year to date FY2014—$0.3 million expense).

  •
  As a result of the factors described above, we incurred a net loss applicable to shareholders of $10.5 million (year to date FY2014—$17.1 million).

  •
  Cash (including cash and cash equivalents, and restricted cash) decreased by $13.1 million when compared to the Cash balance at February 28, 2013.

Our Priorities

        Our primary operational objective is to achieve cash flow break-even from operations. We plan to accomplish this objective largely by capitalizing on revenue growth we have identified and by decreasing our direct cost of materials and material transport. We took action to bolster our balance sheet to support the working capital requirements of large opportunities by filing a base shelf prospectus in August and completing a public offering of units (the "Offering") for gross proceeds of approximately $25.0 million on September 23, 2013.

  Equity offering

        On September 23, 2013, pursuant to the Offering 11,910,000 common shares and 8,932,500 warrants were issued for proceeds, before expenses, of approximately $25.0 million. The units were offered at a price to the public of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. We do not intend to list the warrants on any stock exchange. As at the Balance Sheet date, we capitalized $0.3 million of expenses which will be offset against the proceeds in our third quarter.

  Acquisition of NSN's Microwave Transport Business

        On June 1, 2012 we announced the closing of the acquisition of NSN's microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.a r.l and NSN dated May 3, 2012.

        The results of operations for the six months ended August 31, 2013 were impacted by changes announced on April 10, 2013 to our existing operational framework with NSN. In line with the renewed framework, we will continue to be the preferred, strategic supplier to NSN of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        The original purchase price for the acquisition of NSN's microwave transport business included a contingent receivable based on business performance in the eighteen months following closing. Under the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

terms of the renewed framework, NSN paid $13.8 million to us on April 12, 2013 which settled the balance of our contingent receivable.

        NSN also took on additional commitments and costs so that we can continue to develop and supply microwave products. The Italian services agreement, pursuant to which NSN provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, we were able to reduce our accounts payable by $13.3 million. We also eliminated the capital assets and the corresponding capital lease obligation associated with the Italian operations. Finally, we recorded an estimated termination fee of $8.7 million to be paid in several tranches over the balance of fiscal year 2014. The estimate is subject to measurement uncertainty as to the timing and amount that could have a material impact on our financial statements should actual results differ.

        The net impact of these items results in a gain of $5.3 million which was recognized in the statement of operations in the first quarter of fiscal year 2014.

        Gain on Contract Amendment Calculation:

USD
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.3)

        Overdue balances recorded in accounts receivable and payable as at February 28, 2013 between the two companies were settled in the first quarter of fiscal 2014 in the amount of $19.4 million and $13.8 million respectively.

  Debt Facility

        We have established a long term credit facility with Comerica Bank and Export Development Canada. As at August 31, 2013, this asset based credit facility was for a total of $20.0 million plus $2.5 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at August 31, 2013, we had drawn $15.0 million on the facility.

        The credit facility matures on May 31, 2014 and is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollars Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

capitalized and will be amortized over the two year term of the facility. During the three and six months ended August 31, 2013 the weighted average debt outstanding was $15.0 million (three and six months ended August 31, 2012—$34.3 million and $17.1 million, respectively) and we recognized $0.4 million and $0.9 million respectively in interest expense related to the debt facility (three and six months ended August 31, 2012—$0.6 million).

        As at February 28, 2013, we were in breach of one of the covenants then in place on the facility. However, we obtained a waiver of the breach from our lenders for a period through May 30, 2013, which eliminated any acceleration of repayment of our obligation.

        As at August 31, 2013 we were in breach of two of the financial covenants under the credit facility. Both breaches have been waived by our lenders. The waivers eliminate any acceleration of repayment of our obligations in respect of such breaches. As of the date of this MD&A we are in compliance with all of the required covenants.

  Sale of DragonWave Ltd.—(formerly Axerra Networks Ltd.)

        On January 22, 2013 we sold all of our shares of DragonWave Ltd. ("DWL"), our former wholly owned subsidiary incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, we have a liability to pay certain future obligations and as at August 31, 2013 we have recorded a discounted liability of $0.2 million (February 28, 2013—$0.8 million). The maximum potential liability for us, as at August 31, 2013, is $0.2 million (February 28, 2013—$1.3 million). Also, under the terms of a supply and services agreement, we have an opportunity to earn an additional $5.3 million (February 28, 2013—$5.3 million) based on business performance subsequent to the disposition for which we have recorded a receivable of $0.6 million (February 28, 2013—$0.6 million). This value represents our estimate of the amounts to be collected based on the discounted forecasted future cash inflows.

  Sales Expansion through Partnerships

        We continue to believe strongly that our growth will come through relationships with partners in a variety of regions throughout the world. This includes India where our 50.1% owned company, DragonWave-HFCL, is active in pursuing regional opportunities. We continue to be optimistic about India's potential.

        In the United States, we are working closely with our customer base to position ourselves as a viable partner for future planned network expansions in that country.

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA corresponds to EBITDA as defined above less elements that are non-cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance. The definitions of the measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

	Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Summarized US GAAP Income Statement
Revenue	25,453	49,985
Cost of Sales	22,659	44,371

Gross Margin	2,794	5,614
Operating Expenses	12,391	25,823
Other Gains/Losses	1,004	(2,929)

Net Income (loss)	(10,601)	(17,280)
Reconciliation to Non-GAAP Measures
Net Income, under US GAAP	(10,601)	(17,280)
Interest expense	380	918
Tax expense	76	168
Depreciation of fixed assets	1,270	2,796
Amortization of intangible assets	437	996

EBITDA	(8,438)	(12,402)
Non-Cash and Normalizing Adjustments:
Stock option expenses	327	642
Gain on contract amendment	—	(5,285)
Accretion expense	56	121
Inventory provision	64	163

Adjusted EBITDA	(7,991)	(16,761)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. The four main geographic regions that we examine are North America, Europe/Middle East & Africa ("EMEA"), India, and the Rest of the World ("ROW"). At present, we ship to a warehouse location for NSN in the Netherlands, and not to end customer sites, and therefore it is difficult to determine accurately a geographic split for the revenue related to this sales channel.

	For the three months ended
	31 Aug, 2013		31 Aug, 2012
	$	%	$	%
North America	6,566	26%	8,626	20%
Europe, Middle East and Africa	4,242	17%	2,777	6%
India	2,413	9%	6,159	14%
NSN Microwave Transport Business	11,706	46%	26,122	59%
Rest of World	526	2%	473	1%

Total	25,453	100%	44,157	100%

	For the six months ended
	31 Aug, 2013		31 Aug, 2012
	$	%	$	%
North America	14,045	28%	18,685	33%
Europe, Middle East and Africa	6,989	14%	4,282	7%
India	3,678	7%	6,159	11%
NSN Microwave Transport Business	24,205	48%	26,122	46%
Rest of World	1,068	2%	1,883	3%

Total	49,985	100%	57,131	100%

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Research and Development costs ("R&D") relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses ("G&A") relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. We continue to lease premises from a real estate company controlled by an individual who was a member of the Board of Directors until June 12, 2012. On June 12, 2012, following our Annual General Meeting of shareholders, that director ceased to be a member of the Board but our lease continues to remain in effect. Our management believes the terms of the lease reflect fair market terms and payment provisions.

Comparison of the three months and six months ended August 31, 2013 and August 31, 2012

Revenue

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
25,453	44,157	(18,704)	49,985	57,131	(7,146)

        The business we acquired from NSN began to generate revenue for us in the second quarter of fiscal 2013. Decreases in sales through the NSN sales channel is the largest single driver for the change in revenue in the three months ended August 31, 2013 compared to the same period in the previous fiscal year. We also saw both positive and negative variances related to project based deployments to resellers located in Europe and the United States.

Variance for 3 months
Revenue—Three months ended Aug 31, 2012	44,157
Variances:
New Global NSN Strategic Relationship	(14,416)
Sales in India through NSN	(3,746)
US Based distribution	(1,905)
Sales of our Fusion based product line	(485)
European based integrator	966
Tier 1 Operator located in US serviced through OEM	951
Other	(69)

Revenue—Three months ended Aug 31, 2013	25,453

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Variance for 6 months
Revenue—Six months ended Aug 31, 2012	57,131
Variances:
US Based distribution	(2,850)
Sales in India through NSN	(2,481)
New Global NSN Strategic Relationship	(1,917)
US Based reseller/integrator	(1,867)
Sales of our Fusion based product line	(1,181)
European based integrator	947
Tier 1 Operator located in US serviced through OEM	801
Other	1,402

Revenue—Six months ended Aug 31, 2013	49,985

Gross Profit

Three Months Ended				Six Months Ended
August 31, 2013	August 31, 2012	Variance		August 31, 2013	August 31, 2012	Variance
$	$	$		$	$	$
2,794	6,743	(3,949)		5,614	10,876	(5,262)
11%	15%	(4%	)	11%	19%	(8%	)

        The lower gross profit percentage in the second quarter of fiscal 2014 compared to the same period in the previous year relates primarily to a shift in the sales mix through our OEM channel. We are working on a number of initiatives to improve our margin performance: we are establishing new warehouse locations closer to contract manufacturing sites to reduce freight costs; we are renegotiating pricing with component suppliers and contract manufacturers; and we are continuing the migration to the lowest cost contract manufacturers available.

Expenses

Research and Development

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
4,783	12,139	(7,356)	10,085	16,538	(6,453)

        The R&D expense profile has changed significantly year over year as a result of our acquisition of NSN's microwave transport business, as well as the restructuring and cost reduction activities we have undertaken to reduce our overall cost base.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q2 FY2014 vs. Q2 FY2013	YTD FY2014 vs. YTD FY2013
NSN Italian Services	(4.6)	(4.6)
Amortization Expense of Lease Holiday asset (re NSN Acquisition)	(1.0)	(1.0)
Reduction of Canadian design team as China increased in size	(0.5)	(1.4)
Depreciation on assets acquired through NSN Acquisition	(0.5)	0.4
Israeli design centre closed in FY2013	(0.5)	(1.5)
Professional fees, material costs and other	(0.4)	(0.6)
New China Design Centre; began to provide service in Q2 FY2013	0.1	2.2

	(7.4)	(6.5)

Sales and Marketing

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
3,175	4,357	(1,182)	6,557	8,015	(1,458)

        Sales and marketing expenses decreased as a result of staff changes and reductions as well as the efforts expended by these groups to reduce spending.

Changes to S&M expense in USD Millions:

	Q2 FY2014 vs. Q2 FY2013	YTD FY2014 vs. YTD FY2013
Israeli office closed in FY2013	(0.1)	(0.2)
NSN Italian Services—ended in fiscal year 2013	(0.5)	(0.5)
Lower variable compensation	(0.3)	(0.4)
Cost reductions for the closure of certain foreign business offices	(0.2)	(0.2)
Staff reductions and other	(0.1)	(0.2)

	(1.2)	(1.5)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
4,433	8,513	(4,080)	9,181	13,783	(4,602)

        G&A expenses have decreased relative to the same three and six month periods in the previous year because of changes to the NSN services agreement, staff reductions that have taken place since June 1, 2012 and the focus placed by management on cost reductions. Offsetting these reductions have been increases in costs associated with operating a new warehouse location in Europe.

Changes to G&A Expenses in USD Millions:

	Q2 FY2014 vs. Q2 FY2013	YTD FY2014 vs. YTD FY2013
NSN Italian Services & Transional Services Agreement	(1.8)	(1.8)
Travel—decreasing with specific restraints in place	(0.5)	(0.6)
Variable Compensation	(0.4)	(0.4)
Lower staffing levels	(0.4)	(1.2)
Israeli office closed in FY2013	(0.3)	(0.6)
Higher warehousing expenses	0.4	1.2
Professional fees and other	(1.1)	(1.2)

	(4.1)	(4.6)

Amortization of Intangible Assets

	Three Months Ended			Six Months Ended
	August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
Amortization of Axerra Technology & Customer Relationships	—	170	(170)	—	451	(451)
Amortization of NSN related balances (Technology, Customer Relationships & Favourable AR terms)	143	739	(596)	394	738	(344)
Amortization of computer software & infrastructure software	294	290	4	602	552	50

	437	1,199	(762)	996	1,741	(745)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The amortization of technology and customer relationships acquired as part of our acquisition of DragonWave Ltd., and related Office of the Chief Scientist of the Ministry of Industry and Trade in Israel ("OCS") liability ended with the write off of DragonWave Ltd. acquisition related intangibles on August 31, 2012. As a result, there were no expenses associated with the amortization of these balances in fiscal year 2014. The only remaining intangible asset associated with the NSN acquisition is the asset associated with the favourable accounts receivable terms negotiated in the contract. Amortization of computer software and infrastructure software has grown modestly over the past year with new software purchases.

Accretion (Expense)

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
(56)	(30)	(26)	(121)	(52)	(69)

        The accretion expense in the three months ended August 31, 2012 related primarily to the accretion of the OCS liability. The value of the OCS liability was reduced to zero at August 31, 2012. A small accretion expense was recognized in the three months ended August 31, 2013 associated with balances which arose on the acquisition of the NSN microwave transport business related balances.

Restructuring Expense

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
0	0	0	0	(798)	798

        The restructuring expenses in fiscal year 2013 related to the announcement in June 2012 of the elimination of approximately 68 positions across all functions primarily in Canada and Israel.

Interest Expense

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
(380)	(740)	360	(918)	(711)	(207)

        On June 4, 2012, in concert with our acquisition of the NSN microwave transport business, we borrowed against our credit facility with Comerica Bank and Export Development Canada. As of the date

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

of this MD&A, $15.0 million is outstanding on the line. The average debt outstanding during the second quarter of fiscal year 2013 was $34.3 million and as a result the interest expense for that period was significantly higher than for the same period in the current fiscal year. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

Impairment of Intangible Assets and Gain on Change in Estimates

  Impairment of Intangible Assets:

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
0	(1,148)	1,148	0	(4,017)	4,017

        During the previous fiscal year, in the three months ended August 31, 2012, we performed an analysis of our intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from their use or disposition. Based upon this analysis, we wrote the assets down to their fair value and recorded a corresponding impairment charge as outlined in the table above in fiscal year 2013.

  Gain on Change in Estimate

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
342	352	(10)	342	1,542	(1,200)

        During the three months ended August 31, 2013 we adjusted the contingent liability recognized at the time of sale of DWL, the corresponding gain was made to recognize the change in estimate.

        Similarly, during the three months ended August 31, 2012 we adjusted the contingent royalty liability based on a change in estimate. A corresponding gain was made to recognize the change in estimate at that time.

        All intangible assets associated with DWL were written off in their entirety by August 31, 2012.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gain on Contract Amendment

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
0	0	0	5,285	0	5,285

(USD)
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the estimated termination fee	8.7

Gain on Contract Amendment	(5.3)

        Under the terms of the renewed framework with NSN announced on April 10, 2013, the Italian services agreement, pursuant to which NSN provided research and development and certain other services to us since June 1, 2012, was terminated. As a result we reduced accounts payable by $13.3 million. Capital assets with a net book value of $0.6 million and the corresponding capital lease obligation associated with the Italian operations in the amount of $1.3 million were also eliminated. We also recorded a liability based on management's estimate for a termination fee. This is a Euro based liability estimate, originally valued at $8.7 million. As a result of changes in the Euro to USD exchange rate, the liability at August 31, 2013 is now valued at $8.9 million. This estimated liability is expected to be paid in several tranches over the balance of fiscal year 2014. Inherent in this estimate is measurement uncertainty. A change in the conditions, situation, or the set of circumstances that existed at the date of the financial statements could have a material impact on this estimate in our financial statements.

Gain on Purchase of Business

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
0	19,397	(19,397)	0	19,397	(19,397)

        We recognized a one-time gain of $19.4 million in the three and six months ended August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price of the NSN acquisition.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Foreign Exchange Gain (Loss)

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
(397)	462	(859)	(495)	(541)	46

        The foreign exchange balance for the three and six months ended August 31, 2013 is driven by the valuation of our foreign denominated monetary balances, primarily the valuation of the EUR relative to the USD during this six month period.

Income Taxes Expense (Recovery)

Three Months Ended			Six Months Ended
August 31, 2013	August 31, 2012	Variance	August 31, 2013	August 31, 2012	Variance
$	$	$	$	$	$
76	0	76	168	(572)	740

        The year-over-year change in income tax expense relates primarily to the write down of the deferred tax assets associated with the impairment of certain DragonWave Ltd. related balance sheet items. The expense in fiscal year 2014 relates to the anticipated payment of taxes in entities that provide either R&D or sales and customer support services to the rest of DragonWave and have no tax losses available.

        As at February 28, 2013, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada—$72.3 million, United States—$8.8 million, Luxembourg—$33.0 million. We also had capital loss carry forwards in the following jurisdictions: Canada—$16.3 million, United States—$36.5 million. In addition, we had $14.6 million of investment tax credits available to reduce future federal Canadian income taxes payable and $2.3 million available to reduce future provincial income taxes payable.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at August 31, 2013	As at February 28, 2013
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	9,826	22,959
Working Capital	19,684	34,491
Long Term Assets	19,974	23,872
Long Term Liabilities	693	2,753
Working Capital Ratio	1.4 : 1	1.5 : 1
Days Sales Outstanding in accounts receivable	60 days	107 days
Inventory Turnover	2 times	0.2 times

  Cash and Cash Equivalents, Restricted Cash and Short Term Investments

        As at August 31, 2013, we had $9.8 million in cash and restricted cash (collectively "Cash"), representing a $13.1 million decrease from the Cash balance at February 28, 2013. Restricted cash represents the cash required as collateral on our debt facility as at August 31, 2013 and amounts to $1.0 million at August 31, 2013.

        As at August 31, 2013, we were required to have a minimum of $10.0 million held at Comerica bank. We obtained a waiver from the bank for the breach of this covenant. As at the date of this MD&A, we have the required minimum cash balance held at Comerica Bank.

        The following table explains the change in Cash in the three and six months ended August 31, 2013.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Significant Factors affecting the change in Cash

	Three Months Ended August 31, 2013	Six Months Ended August 31, 2013
Net Income adjusted for Non-Cash Items	(8,264)	(17,388)
Working Capital Changes
Change in inventory	2,277	(358)
Change in accounts receivable	(2,218)	14,312
Change in contingent receivable	—	13,843
Change in other current assets	(520)	279
Change in accounts payable	(3,927)	(21,626)
Change in deferred revenue	(77)	(382)
Change in contingent liabilities	(102)	(232)
Capital Asset Acquisitions
Purchase of intangible fixed assets—software	(68)	(292)
Purchase of new capital assets	(250)	(484)
Acquisition and Financing
Principle payments on capital Lease obligation	(335)	(926)
Other	(42)	121

Total Changes in Cash	(13,526)	(13,133)
Beginning Cash Balance	23,352	22,959
Ending Cash Balance	9,826	9,826

	(13,526)	(13,133)

        The operating losses were once again the most significant driver in the use of Cash in the three and six months ended August 31, 2013.

        Many of the significant changes in the six months ended August 31, 2013 relate to the renewed framework with NSN, announced on April 10, 2013.

  •
  We collected $13.8 million related to the contingent receivable from NSN in the first quarter of fiscal 2014.

  •
  We collected $19.4 million in accounts receivable. Offsetting this cash inflow was our payment to NSN for outstanding accounts payable in the amount of $13.9 million.

        Inventory decreased in size relative to the balance at May 31, 2013 and grew only modestly since February 28, 2013 thereby minimizing the cash resources required for its procurement.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Working Capital

February 28, 2013 to August 31, 2013
Changes in working capital
Beginning working capital balance	34,491
Cash and cash equivalents, restricted cash, and short term investments	(13,133)
Trade receivables	(14,620)
Inventory	195
Other current assets	(459)
Contingent receivable	(13,843)
Future income tax asset	(15)
Accounts payable and accrued liabilities	25,998
Debt facility	—
Deferred revenue	315
Capital lease obligation	700
Contingent royalty	55

Net change in working capital	(14,807)

Ending working capital balance	19,684

  Trade Receivables

        The trade receivables balance decreased by $14.6 million between February 28, 2013 and August 31, 2013 due primarily to the payment by NSN of $19.4 million in receivables outstanding. The days sales outstanding fell from 107 days at February 28, 2013 to 60 days sales outstanding at August 31, 2013 which also contributed to a lower accounts receivable balance.

        Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (August 31, 2013—4.0%; February 28, 2013—0.7%). The balance is higher at August 31, 2013 because of two unique customer account situations.

        As at August 31, 2013, one customer exceeded 10% of the total receivable balance. This customer represented 47% of the trade receivables balance (February 28, 2013—one customer represented 67% of the trade receivables balance).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance increased by $0.2 million relative to the closing balance at February 28, 2013:

Closing inventory February 28, 2013	32.7

Flexipacket/Harmony product line increases	1.0
Horizon Compact and Quantum products	(0.8)
Horizon Compact Plus	1.0
Antennas, peripherals and other	(1.0)

Ending inventory at August 31, 2013	32.9

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $26.0 million between February 28, 2013 and August 31, 2013. The primary driver for the decrease related to the renewed operational framework with NSN which resulted in our payment to NSN of outstanding accounts payable in the amount of $13.9 million, and the reduction in the payable balance to NSN associated with the termination of the Italian services of $13.3 million. Offsetting these reductions was the recognition of an estimated termination fee of $8.9 million relating to the termination of the Italian services agreement.

Liquidity Discussion

        Our consolidated financial statements for the three and six month periods August 31, 2013 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past two and a half years, mainly attributable to a reduction in sales volumes, and our acquisition and integration of the NSN microwave transport business.

        As stated in our year ended MD&A dated May 8, 2013, we have formulated a plan to return to cash flow break-even and to continue to operate as a going concern. Some of the significant assumptions and associated risks that were considered in our planning process as well as some of the steps we have taken to implement our plan included:

  •
  Establishing a renewed operational framework with NSN

  •
  On April 10, 2013 we announced our renewed operational framework with NSN.

  •
  Obtaining operating expense reductions from the ongoing consolidation and rationalization of our legacy business and the business acquired from NSN.

  •
  We were able to reduce our operating expenses by 33% in the second quarter of fiscal year 2014 versus the three months ended February 28, 2013. We will continue to look for opportunities to further streamline and reduce our cost base.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Continuing to have access to debt under arrangements with our current lenders.

  •
  In the three months ended August 31, 2013 we revised the terms of the long term credit facility with Comerica Bank and Export Development Canada. As at August 31, 2013, this asset based credit facility was for a total of $20.0 million plus $2.5 million for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at August 31, 2013, we had drawn $15.0 million on the facility.

        In addition to these recent developments, on September 23, 2013 we completed the Offering and issued 11,910,000 common shares and 8,932,500 warrants for net proceeds, before expenses, of approximately $23.5 million. We plan to use these proceeds primarily to strengthen our balance sheet and fund working capital.

        We continue to seek growth in sales levels both to NSN and other direct customers, as well as improvements in our gross margins through various ongoing initiatives. While we believe that our plans and assumptions are reasonable, actual events or circumstances may cause the assumptions to be incorrect and actual results may differ materially from the plan.

Commitments as at August 31, 2013

        Future minimum operating lease payments as at August 31, 2013 per fiscal year are as follows:

		Payment due by period (Figures are in thousands of U.S. Dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$5,166	$1,082	$4,084	—	—

Total	$5,166	$1,082	$4,084	—	—

        In the normal course of our business activities, we are subject to claims and legal actions. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

Balance at May 31, 2013	38,107,454

Exercise of stock options	10,321
Other	6,105

Balance at August 31, 2013	38,123,880

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three months ended August 31, 2013
	Options	Weighted Average Price (CAD)
Opening Balance	2,864,017	$4.30
Granted	25,100	$2.85
Exercised	(10,321)	$1.56
Forfeited	(78,681)	$5.40

Closing Balance	2,800,115	$4.26

        As at August 31, 2013, there were 38,123,880 common shares issued and outstanding and options to purchase 2,800,115 common shares granted under our stock option plan.

        As of October 4, 2013 there were 50,036,409 common shares issued and outstanding and there were 2,795,115 options outstanding under the stock option plan.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. We will match the employees' contribution at a rate of 25%. During the three months ended August 31, 2013 a total of 4,884 common shares were purchased by employees at fair market value, while we issued 1,221 common shares as our matching contribution. During the six months ended August 31, 2013 a total of 12,522 common shares were purchased by employees at fair market value, while we issued 3,130 common shares as our matching contribution. The shares contributed by us will vest 12 months after issuance.

        The fair value of the unearned ESPP shares as at August 31, 2013 was $14 thousand (February 28, 2013—$23 thousand). The number of shares held for release, and still restricted under the ESPP at August 31, 2013 was 6,206 (February 28, 2013—7,760). The total fair value of the shares earned during the three and six months ended August 31, 2013 was $5 thousand and $16 thousand, respectively (three and six months ended August 31, 2013—$11 thousand and $25 thousand, respectively).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Roswell, Georgia	United States	A-COLONIAL 100/200 OWNER, LLC	March, 2014	$5,000
Luxembourg City	Luxembourg	FPS Offïce Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	APBC Pte Ltd	August, 2014	$3,200
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$125,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404
Herzlyia	Israel	Margalin Holdings Ltd.	Nov 30, 2013	$2,289

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and is expected to be fully used based on current forecasts and projections. As mentioned previously, we would be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

Financial Instruments

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, and other financial liabilities.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value

        The following table summarizes the carrying values of our financial instruments:

	August 31, 2013	February 28, 2013
Held-for-trading(1)	9,826	22,959
Loans and receivables(2)	21,007	51,362
Other financial liabilities(3)	47,356	75,690

(1)
Includes cash, cash equivalents, and restricted cash

(2)
Includes trade receivables, contingent receivables and other receivables which are financial in nature

(3)
Includes accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations which are financial in nature

        Cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable, accrued liabilities, debt facility, contingent liabilities and lease obligations are short term financial instruments whose fair value approximates the carrying amount. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs with the exception of our contingent receivable and contingent liabilities which have been measured using a Level 3 input, a discounted cash flow model that values the underlying assets and liabilities based on expected timing of payments and receipts.

Interest rate risk

        Cash and cash equivalents and our debt facility which has interest rates with market rate fluctuations expose us to interest rate risk on these financial instruments. Net interest expense of $0.4 million and $0.9 million respectively, was recognized during three and six months ended August 31, 2013 on our cash, cash equivalents, and debt facility (three and six months ended August 31, 2012—Expense of $0.7 million and $0.7 million respectively).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents, and restricted cash in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at August 31, 2013 we had no forward contracts in place. Our foreign exchange forward contracts are over-the-counter instruments. There is an active market for this instrument and, therefore, it is classified as Level 1 in the fair value hierarchy. All foreign currency gains and losses related to forward contracts are included in Foreign exchange gain (loss) in the Consolidated Statements of Operations.

        As of August 31, 2013, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a decrease in after-tax net income (loss) of $0.2 million for the three and six months ended August 31, 2013 (three and six months ended August 31, 2013—decrease of $39 thousand), with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at August 31, 2013.

Economic Dependence

        We were dependent on two key customers with respect to revenue in the three and six months ended August 31, 2013. These customers represented approximately 71% in the first quarter and 70% for the six months ended August 31, 2013, of sales (three and six months ended August 31, 2012—one customer representing 76% and 59% respectively).

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three month and six months ended August 31, 2013), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at August 31, 2013 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of August 31, 2013.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 8, 2013, has also audited the effectiveness of our internal control over financial reporting as of February 28, 2013, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

determined the selling price for the undelivered items using VSOE and the delivered items using VSOE if available, TPE if VSOE is not available, or ESP if neither VSOE nor TPE is available.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors. During the previous fiscal year we determined that there was sufficient history on which to base our estimates and, adapted our policy accordingly.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub- contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of the NSN microwave transport business. Shipping terms through the NSN OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2013
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities," which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The adoption did not have an impact on our consolidated financial statements.

Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities

        In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The adoption did not have an impact on our consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued ASU 2013-02, Topic 220—Comprehensive Income: Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income ("ASU 2013-02"). ASU 2013-02 changes the presentation requirements of significant reclassifications out of accumulated other comprehensive income in their entirety and their corresponding effect on net income. For other significant amounts that are not required to be reclassified in their entirety, the standard requires the company to cross-reference to related footnote disclosures. ASU 2013-02 became effective for the company on March 1, 2013. The adoption did not have an impact on our consolidated financial statements.

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  Exhibit 99.3